Filed by SHF, LLC d/b/a Safe Harbor Financial

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SHF, LLC d/b/a Safe Harbor Financial

(Commission File No. 001-40524)

Date: April 6, 2022

Set forth below is the press release of SHF, LLC d/b/a Safe Harbor Financial, which references the proposed business combination with Northern Lights Acquisition Corp.

Safe Harbor Financial Appoints Finance and Cannabis Industry Veteran

Paul Penney as Chief Investment Officer

Experienced investor and portfolio manager to oversee lending strategy for leading cannabis-focused financial services provider

Penney adds a proprietary lending pipeline from existing relationships with both

Multi-State Operators (“MSOs”) and proven Single-State Operators (“SSOs”)

Arvada, CO, April 6, 2022 — SHF, LLC, d/b/a/ Safe Harbor Financial (“Safe Harbor” or the “Company”), the leading financial services provider to the cannabis industry, announced today the hiring of Paul Penney as Chief Investment Officer. Penney brings over 20 years of experience working across multiple verticals in portfolio management, research and investment banking, including the last five years directly investing and advising in the cannabis sector.

In his new role at Safe Harbor, Penney will lead the lending strategy, investor relations, and investment opportunities as well as assist with M&A strategy. Safe Harbor recently announced the signing of a business combination agreement with Northern Lights Acquisition Corp. (Nasdaq: NLIT), a special purpose acquisition corporation. Upon closing, the estimated post-transaction equity value of the Company will be approximately $327 million.

Penney was previously Chief Investment Officer of KreditForce Capital, a merchant bank focused on emerging growth industries including cannabis, where he managed a portfolio of both public and private equity positions as well as senior secured debt investments. He also served as a strategic advisor and board member to some of the nation’s notable cannabis brands and vertically integrated public and private companies including Sunday Goods, Humboldt Farms, Stiiizy, Kikoko, TapRoot, and Kush Co.

Prior to KreditForce, Penney became the first U.S.-based analyst to provide official research coverage on the legalized cannabis sector as a Senior Research Analyst and Managing Director at Northland Capital Markets. He was an active advisor, underwriter, and industry thought leader for several of the largest cannabis going public transactions.

Earlier in his career, Penney served as Managing Director and Portfolio Manager at Cypress Funds (a TCW related investment firm), and was the Managing and Founding Partner at Compass North Capital, a long/short equity fund focused on the retail, financial technology and media industry verticals. He also worked on the institutional equity desks at Merrill Lynch and Lehman Brothers, where he was actively involved in more than 250+ IPO and follow-on equity offerings.

“Paul is a tremendously experienced and proven institutional investor, research analyst, strategic advisor, and cannabis industry veteran who will be instrumental in expanding our lending relationships with MSOs and SSOs in the cannabis industry,” stated Sundie Seefried, Founder and Chief Executive Officer of Safe Harbor. “Our recently announced proposed business combination will enable the Company to expand its lending program, ushering in a new wave of commercial capital for the industry, and we couldn’t be happier that Paul is joining us to spearhead this key initiative not only for Safe Harbor, but for the industry as a whole as well.”

“I am thrilled to be partnering with Sundie and the entire Safe Harbor team. They have built an incredible financial services platform for the cannabis industry, and with more than 70,000 cannabis-related businesses in the regulated U.S. cannabis market, the need for experienced, value-add banking and financing solutions to the industry has never been greater. I am looking forward to complementing the existing relationships Safe Harbor has cultivated since 2015 with my own, which I have garnered as both a research analyst and investor, to lead this unique structured commercial lending platform,” Penney stated.

Safe Harbor was formed to provide an unmet need – compliant banking and financial services to the rapidly growing U.S. cannabis industry. Over the past seven years, the Company (including operations conducted through its parent, Partner Colorado Credit Union) has processed more than $11 billion in transactions, including approximately $4 billion in 2021.

Safe Harbor has grown to nearly 600 clients spanning 20 states, serving both the medical and recreational cannabis markets. As legislative reform unfolds in the U.S., the Company is uniquely positioned to continue as the trusted, leading standard for cannabis financial services.

About Safe Harbor

Safe Harbor is one of the first financial services providers to offer reliable access to banking solutions for cannabis, hemp, CBD, and ancillary operators, making communities safer, driving growth in local economies, and fostering long-term partnerships. Safe Harbor, through its partners, serves the regulated cannabis industry and implements the highest standard of accountability, transparency, monitoring, reporting, and risk mitigation measures while meeting BSA obligations in line with FinCEN guidance on CRBs. Over the past seven years, Safe Harbor has processed over $11 billion in transactions with operations spanning 20 states with regulated cannabis markets. For more information, visit www.shfinancial.org.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry, including changes in U.S and state laws, rules, regulations and guidance relating to Safe Harbor’s services; (ii) Safe Harbor’s growth prospects and Safe Harbor’s market size; (iii) Safe Harbor’s projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings Safe Harbor may introduce in the future; (v) the proposed business combination, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Northern Lights’ securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the stockholders of Northern Lights; (viii) the effect of the announcement or pendency of the proposed business combination on Northern Lights’ or Safe Harbor’s business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against Northern Lights or Safe Harbor related to the definitive unit purchase agreement or the proposed business combination; (x) the ability to maintain the listing of Northern Lights’ securities on the Nasdaq Capital Market; (xi) the price of Northern Lights’ securities, including volatility resulting from changes in the competitive and highly regulated industry in which Safe Harbor plans to operate, variations in performance across competitors, changes in laws and regulations affecting Safe Harbor’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding Safe Harbor’s and Northern Lights’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Northern Lights’ registration statement on Form S-1, any proxy statement relating to the proposed business combination, which is expected to be filed by Northern Lights with the SEC, other documents filed by Northern Lights from time to time with SEC, and any risk factors made available to you in connection with Northern Lights, Safe Harbor, and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Safe Harbor and Northern Lights), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Additional Information about the Business Combination and Where to Find It

The proposed business combination involving Northern Lights and Safe Harbor will be submitted to the stockholders of Northern Lights for their consideration. Northern Lights intends to file a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with the SEC to be distributed to the stockholders of Northern Lights in connection with Northern Lights’ solicitation for proxies for the vote by the stockholders of Northern Lights connection with the proposed business combination and other matters as described in the Preliminary Proxy Statement. After the Preliminary Proxy Statement has been filed and cleared for dissemination by the SEC, Northern Lights will mail a definitive proxy statement (the “Definitive Proxy Statement”) and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Before making any voting decision, the stockholders of Northern Lights and other interested persons are advised to read, once available, the Preliminary Proxy Statement and any amendments thereto and, once available, the Definitive Proxy Statement, along with all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and Northern Lights’ solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Lights, Safe Harbor, and the proposed business combination. Stockholders will be able to obtain free copies of the Preliminary or Definitive Proxy Statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Northern Lights, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Lights Acquisition Corporation, 10 East 53rd Street, Suite 3001, New York, NY, 10022, or by telephone at (615) 554-0044.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Northern Lights and Safe Harbor, and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Northern Lights’ stockholders in favor of the approval of the business combination. Information about the directors and officers of Northern Lights and their ownership of Northern Lights Class B common stock can also be found in Northern Lights’ registration statement on Form S-1 filed with the SEC on June 2, 2021 in connection with its initial public offering, and other documents subsequently filed by Northern Lights with the SEC. Information about the directors and executive officers of Safe Harbor, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement regarding the business combination when it becomes available. Additional information regarding the interests of these participants will also be included in the proxy statement pertaining to the business combination if and when it becomes available. Free copies of this document may be obtained as described above.

Investor Relations Contact:

KCSA Strategic Communications

Adam Holdsworth

safeharbor@kcsa.com

Public Relations Contacts:

KCSA Strategic Communications

Joshua Greenwald / Anu Kher

safeharbor@kcsa.com